Exhibit 99.1

February 4, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Closing of the Offering by its Consolidated Subsidiary, First Capital Realty Inc.

Further to the Company’s immediate report on January 26, 2015 (furnished to the SEC as Exhibit 99.1 to the Current Report on Form 6-K, the “Immediate Report”) regarding the equity offering undertaken by First Capital Realty Inc. (“FCR”), a company whose financial statements are consolidated into those of the Company and whose shares are traded on the Toronto Stock Exchange, such Immediate Report incorporated herein by reference, the Company is pleased to now report that on February 3, 2015, FCR announced the completion of the offering, pursuant to which it issued 3,800,000 ordinary shares at a price of C$ 19.80 per share (for total consideration of approximately C$ 75 million).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.